Filed pursuant to Rule 433

Registration No. 333-133007

December 9, 2008

HSBC USA Inc.

$2,000,000,000 3.125% Guaranteed Notes due December 16, 2011

Amended Term Sheet

Issuer:	HSBC USA Inc. (the “Company”)

Guarantor:	Federal Deposit Insurance Corporation (the “FDIC”)

Guarantee:

The Notes are guaranteed under the FDIC’s Temporary Liquidity Guarantee Program and are backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Security:	3.125% Guaranteed Notes due December 16, 2011 (the “Notes”)

Expected Security Ratings:	Aaa / AAA / AAA (Moody’s / S&P / Fitch)

Lead Managers:

HSBC Securities (USA) Inc. (68%)

Banc of America Securities LLC (4%)

Citigroup Global Markets Inc. (4%)

Greenwich Capital Markets, Inc. (4%)

RBC Capital Markets Corporation (4%)

Scotia Capital (USA) Inc. (4%)

UBS Securities LLC (4%)

Co-Managers:	Comerica Securities, Inc. (2%) Fifth Third Securities, Inc. (2%) Santander Investment Securities Inc. (2%) Wells Fargo Securities, LLC (2%)

Form of Note:	Senior Unsecured Notes

Form of Offering:	SEC Registered

Transaction Details

Pricing Date:	December 9, 2008

Settlement Date:	December 16, 2008 (T+5)

Maturity Date:	December 16, 2011

Principal Amount:	$2,000,000,000

Benchmark Treasury:	UST 1.75% due November 2011

Benchmark Treasury Price:	101-26+

Benchmark Yield:	1.114%

Re-offer Spread to Benchmark:	+203.1bps

Re-offer Yield to Maturity:	3.145%

Coupon:	3.125%

Price to Investor:	99.943%

Gross Fees:	0.30%

Total Proceeds to Issuer (before expenses):	$1,992,860,000 (99.643%)

Use of Proceeds:

The net proceeds from the sale of the Notes will be used by the Company and/or our subsidiaries for general corporate purposes, which may include one or more of the following: investments in and advances to our subsidiaries, including HSBC Bank USA, N.A.; financing future acquisitions of financial institutions, as well as banking and other assets. The proceeds will not be used to prepay debt that is not guaranteed by the FDIC.

Interest Payment Dates:	Semi-annually on the 16th of every June and December of each year, commencing June 16th, 2009

Call Features:	NCL

Listing:	NYSE. Application will be made to list the Notes on the New York Stock Exchange.

Day Count Convention:

30/360

The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date is not a Business Day such interest payment shall be the next succeeding Business Day.

Business Day:

Any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Minimum Denominations:	$100,000 or any increments of US$1,000 in excess thereof

Paying Agent and Securities Registrar:	HSBC Bank USA, N.A.

Trustee:	Wells Fargo Bank, National Association

CUSIP:	4042EPAA5

ISIN:	US4042EPAA54

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read this term sheet, the registration statement, the prospectus, prospectus supplement and any other documents the Company has filed with the SEC for more complete information about the Company, the FDIC guarantee and this offering. You may get the documents that the Company has filed with the SEC without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.